EXHIBIT 16.1

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

June 9, 2002

Dear Sirs/Madam:

     We have read paragraphs 1 through 4 of Item 4 included in the Form 8-K dated June 6, 2002 of Tickets.com, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein. With respect to paragraphs 1 and 5 of Item 4, we have no direct knowledge of the Company’s process to replace us with new accountants and cannot comment on that information.

Very truly yours,

/s/ ARTHUR ANDERSEN, LLP

cc: Mr. Eric P. Bauer, CFO, Tickets.com, Inc.